TASEKO REPORTS FIRST QUARTER 2016 RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 12, 2016, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2016.

Russell Hallbauer, President and CEO of Taseko, commented, “First quarter results were impacted by lower copper grades, which were forecasted in Gibraltar’s 2016 operating budget. In the current low copper price environment, our focus will remain on operating costs, which in the first quarter were maintained at a very low cost per ton milled of $9.59. The average realized copper price for the quarter was US$2.10 per pound, which is the lowest pricing quarter since the first quarter of 2009. Considering the copper price and grade Gibraltar processed in the first quarter, it is impressive we were able to generate break-even earnings from mining operations.”

First Quarter Highlights

  Earnings from mining operations before depletion and amortization* was essentially break-even for the first quarter of 2016;
  Site operating cost per ton milled* was $9.59, slightly higher than the fourth quarter of 2015 result of $9.41;
  Site operating costs, net of by-product credits* were US$1.78 per pound produced and total operating costs (C1)* were US$2.11 per pound produced
  Copper production at Gibraltar was 28.8 million pounds (100% basis);
  The Company signed an agreement with BC Hydro to defer payment of up to 75% of power costs at Gibraltar, effective from March 1, 2016. Going forward, the deferral will equate to approximately $0.15 per pound of cash savings;
  On January 29, 2016, the Company entered into a US$70 million Senior Secured Credit Facility with an affiliate of RK Mine Finance (“Red Kite”), one of the world’s largest metal merchants. The facility consists of an initial tranche of US$33.2 million which has been used to refinance the existing secured loan with Red Kite, and the remaining US$36.8 million is available for general corporate purposes;
  The Company ended the first quarter with a cash balance of $66 million, and with access to additional liquidity under the Credit Facility of $47.8 million (US$36.8 million); and
  The Company acquired copper put options for a total of 15 million pounds with maturities spread evenly over the second quarter of 2016 at a strike price of US$2.15 per pound.

Mr. Hallbauer continued, “During the first quarter, we were able to idle a portion of the haul truck fleet due to short waste and ore haul cycle times. Even with fewer trucks being operated, more tons were mined in the first quarter than in the fourth quarter as a result of the higher productivities. We will continue to benefit from the lower costs associated with shorter haul distances until later in the year when grade increases to the life of mine average.”

“Going forward, grade is expected to moderately increase in the second and third quarters and then higher again in the fourth quarter. Gibraltar spending is budgeted to remain relatively flat so costs, on a per pound basis, will decline accordingly.”

“As I believe all of you are aware, the other issue we faced in the first quarter was an action by a dissident shareholder attempting to take control of Taseko’s board. This was a costly event for the Company, but one which was necessary for Taseko to defend itself against, for the sake of our shareholders. Now that it is behind us, we can once again go back to focussing our resources on creating long-term shareholder value,” concluded Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2016	2015	Change
Revenues	58,183	55,065	3,118
Earnings (loss) from mining operations before depletion and amortization*	(304)	2,329	(2,633)
Earnings (loss) from mining operations	(13,814)	(7,979)	(5,835)
Net income (loss)	(1,515)	(25,206)	23,691
Per share - basic (“EPS”)	(0.01)	(0.11)	0.10
Adjusted net earnings (loss)*	(18,083)	(2,434)	(15,649)
Per share - basic (“adjusted EPS”) *	(0.08)	(0.01)	(0.07)
EBITDA *	11,002	(11,996)	22,998
Adjusted EBITDA *	(4,492)	11,224	(15,716)
Cash flows used for operations	(4,106)	(3,328)	(778)

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2016	2015	Change
Tons mined (millions)	21.5	21.0	0.5
Tons milled (millions)	7.5	7.8	(0.3)
Production (million pounds Cu)	28.8	28.4	0.4
Sales (million pounds Cu)	30.5	25.4	5.1

*Non-GAAP performance measures. See end of news release.

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)
Operating Data (100% basis)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Tons mined (millions)	21.5	21.3	27.4	24.0	21.0
Tons milled (millions)	7.5	7.3	7.5	8.0	7.8
Strip ratio	1.7	2.4	2.3	2.5	2.4
Site operating cost per ton milled (CAD$)	$9.59	$9.41	$10.36	$9.89	$9.66
Copper concentrate
Grade (%)	0.228	0.269	0.308	0.285	0.225
Recovery (%)	84.4	84.9	87.4	85.6	81.4
Production (million pounds Cu)	28.8	33.1	40.5	39.2	28.4
Sales (million pounds Cu)	30.5	33.7	40.5	41.8	25.4
Inventory (million pounds Cu)	1.9	3.4	3.9	3.8	6.2
Copper cathode
Production (million pounds)	-	-	0.4	0.6	-
Sales (million pounds)	-	-	0.6	0.4	-
Molybdenum concentrate
Production (thousand pounds Mo)	-	-	85	474	404
Sales (thousand pounds Mo)	-	-	233	391	379
Per unit data (US$ per pound produced)*
Site operating costs*	$1.81	$1.55	$1.45	$1.63	$2.12
By-product credits*	(0.03)	(0.03)	(0.03)	(0.09)	(0.12)
Site operating, net of by-product credits*	$1.78	$1.52	$1.42	$1.54	$2.00
Off-property costs	0.33	0.33	0.34	0.43	0.39
Total operating costs (C1)*	$2.11	$1.85	$1.76	$1.97	$2.39

OPERATIONS ANALYSIS

During the first quarter of 2016, Gibraltar milled 7.5 million tons of ore averaging 82,200 tons per day or 97% of design capacity. Gibraltar mined 21.5 million tons during the quarter. The resulting strip ratio of 1.7 is on plan but slightly below the life of mine average.

Copper production in the first quarter of 2016 was 28.8 million pounds, lower than the fourth quarter of 2015 as a result of the expected decline in copper head grade which was partially offset by higher mill throughput. The benefit of the operation team’s ongoing focus on copper recovery was realized with a recovery rate of 84.4% in the first quarter of 2016 being only slightly below fourth quarter of 2015, which had substantially higher head grade. The molybdenum circuit has remained idled since the third quarter of 2015 due to the low market price for molybdenum.

*Non-GAAP performance measures. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

Site operating cost per ton milled* was CAD$9.59 in the first quarter of 2016 which is in line with the previous quarter. Cost control initiatives which were implemented during 2015, including mine plan modifications to reduce waste stripping requirements, workforce reductions and vendor initiatives have continued to benefit operating costs in 2016. In mid-March, the mine was able to begin backfilling a mined out section of the Granite Pit. The resulting highly productive short waste hauls allowed the idling of a portion of the truck fleet while maintaining mine waste production requirements. This benefit should last through the second quarter and into the third quarter when copper head grades are expected to return to deposit average levels.

Site operating costs* increased to US$1.78 per pound produced in the first quarter of 2016 from US$1.52 in the fourth quarter of 2015 primarily as a result of lower copper production.

New long-term contracts for ocean freight and treatment and refining costs contributed to reduced off-property costs of US$0.33 per pound produced, down significantly from US$0.39 per pound in the first quarter of 2015. This result would have been more favorable except that off-property costs are driven by sales volumes rather than production and sales volumes were greater than production volumes in the first quarter of 2016.

Total operating costs (C1) per pound* increased to US$2.11 from US$1.85 in the fourth quarter of 2015 as a result of lower copper production.

GIBRALTAR OUTLOOK

Average head grade in 2016 is expected to be lower than 2015 but have a similar profile, with lower grades being mined in the first half of the year and then increasing in the back half of 2016. Gibraltar’s copper production for the year is expected to be in the range of 130 to 140 million pounds.

Overall, Gibraltar has achieved a stable level of operations reflecting the new mine plan published in 2015 and the Company is now focused on further improvements to operating practices to reduce unit costs. A major feature of the 2016 mine plan is the ability to short haul waste in the second and third quarters, which will improve haul truck productivities which improves the overall productivity of the mine. This has already been seen in the months of March and April as the reduced mining fleet has been able to surpass several historical production records set using the entire truck fleet.

The Canadian dollar is expected to remain at a substantial discount to the US dollar, and a weak Canadian dollar will continue to contribute to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

On April 11, 2016, the Company announced that it had signed a five-year cost deferral agreement with BC Hydro for up to 75% of the power consumed at the Gibraltar mine. The cost deferral program, which is effective March 1, 2016, has the potential to defer Gibraltar’s annual spending by up to $18 million and is another initiative to ensure access to sufficient working capital during this period of low copper prices.

*Non-GAAP performance measures. See end of news release.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper and niobium. In light of current market conditions, the Company has taken a prudent approach and minimized spending on development projects. Total expenditures on projects in the first quarter of 2016 consisted of $0.7 million at the Florence Copper project, $0.1 million on the Aley Project, and $0.3 million on New Prosperity.

New Prosperity Project

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

Florence Copper Project

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated demonstration scale solvent extraction and electrowinning plant.

The Company is continuing to work with the Arizona Department of Environmental Quality (“ADEQ”) in connection with the amendment to the Temporary Aquifer Protection Permit (“APP”), and with the U.S. Environmental Protection Agency in connection with the Underground Injection Control permit. These are the final two remaining permits required for construction and operation of the PTF. On April 14, 2016, the ADEQ announced its intention to issue a significant amendment to the APP. The decision by the ADEQ to move the permit amendment forward into the 30-day public comment period marks an important milestone for the Company. This decision confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the PTF can operate once the final permit is issued. The timing of both these final permits is somewhat uncertain but the expectation is that they could be in hand in the first half of 2016.

Taseko will host a conference call on Friday, May 13, 2016 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until May 20, 2016 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 88532863.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

*Non-GAAP performance measures. See end of news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of byproduct credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by

	Three months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2016	2015
Cost of sales	71,997	63,044
Less depletion and amortization	(13,510)	(10,308)
Net change in inventory	(1,087)	7,061
Less: Transportation costs	(3,593)	(3,617)
Site operating costs	53,807	56,180
Less by-product credits:
Molybdenum	-	(2,598)
Silver	(916)	(704)
Site operating costs, net of by-product credits	52,891	52,878
Total copper produced (thousand pounds)	21,615	21,273
Total costs per pound produced	2.45	2.49
Average exchange rate for the period (CAD/USD)	1.37	1.24
Site operating costs, net of by-product credits (US$ per pound)	1.78	2.00
Site operating costs, net of by-product credits	52,891	52,878
Add off-property costs:
Treatment and refining costs	6,314	6,770
Transportation costs	3,593	3,617
Total operating costs	62,798	63,265
Total operating costs (C1) (US$ per pound)	2.11	2.39

the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net earnings (loss)

Adjusted net earnings (loss) remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write-down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2016	2015
Net loss	(1,515)	(25,206)
Unrealized loss on derivatives	701	1,751
Unrealized foreign exchange (gain) loss	(19,625)	21,469
Other non-recurring transactions*	3,430	-
Estimated tax effect of adjustments	(1,074)	(448)
Adjusted net loss	(18,083)	(2,434)
Adjusted EPS	(0.08)	(0.01)

* Other non-recurring expenses relates to costs of the proxy contest, special shareholder meeting, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write-down of marketable securities;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial

	Three months ended March 31,
($ in thousands, except per share amounts)	2016	2015
Net income (loss)	(1,515)	(25,206)
Add:
Depletion and amortization	13,597	10,334
Amortization of share-based compensation	1,641	206
Finance expense	6,835	6,362
Finance income	(256)	(657)
Income tax recovery	(9,300)	(3,035)
EBITDA	11,002	(11,996)
Adjustments:
Unrealized loss on derivative instruments	701	1,751
Unrealized foreign exchange (gain) loss	(19,625)	21,469
Other non-recurring transactions*	3,430	-
Adjusted EBITDA	(4,492)	11,224

instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

* Other non-recurring expenses relates to costs of the proxy contest, special shareholder meeting, and other non-recurring financing costs.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2016	2015
Earnings (loss) from mining operations	(13,814)	(7,979)
Add:
Depletion and amortization	13,510	10,308
Earnings (loss) from mining operations before depletion and
amortization	(304)	2,329

meant to provide further information about the financial results to investors.

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2016	2015
Site operating costs (included in cost of sales)	53,807	56,180

Tons milled (thousands) (75% basis)	5,608	5,813
Site operating costs per ton milled	$9.59	$9.66

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.